                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of March, 2003                    Commission File Number:  0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F [X]                           Form 40-F [ ]

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes [ ]         Assigned File No. ____________ No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


                                      INDEX


Press Release dated March 19, 2003                                    Page 2 - 8
Signature Page                                                        Page 9

--------------------------------------------------------------------------------

                      [LOGO] NORTH AMERICAN PALLADIUM LTD.


130 Adelaide St. West                       NEWS RELEASE
Suite 2116
Toronto, ON
M5H 3P5


Website: www.napalladium.com                        March 19, 2003

FOR IMMEDIATE RELEASE                               Trading Symbol TSX - PDL
                                                                  AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                                  2002 RESULTS


NORTH AMERICAN PALLADIUM LTD. announces financial results for the year ended December 31, 2002.


                                FINANCIAL RESULTS
                                -----------------

For the year ended December 31, 2002 the Company reported net income of $15,135,000 or $0.30 per share (diluted) on revenues of $176,773,000 compared to net income of $7,510,000 or $0.15 per share (diluted) on revenues of $121,496,000 for the year ended December 31, 2001. The revenue increase was due to a 78% increase in palladium production, offset by the sharp drop in the average palladium price. During 2002, the spot price for palladium averaged US$338 per ounce compared to US$604 during 2001. The effect of palladium forward contracts resulted in $46,033,000 of additional revenue in 2002 representing the difference between the fixed price under the palladium forward contracts and the palladium price at the time of revenue recognition. The mark to market price adjustment relating to palladium settled and awaiting settlement was a negative $9,243,000 in 2002 due to the weakening palladium price through the year.

Income from mining operations improved to $34,329,000 in 2002 compared to $23,373,000 in 2001.

The Company reported a net loss for the three months ended December 31, 2002 of $1,526,000 or $0.03 per share (diluted) on revenues of $43,904,000 compared to a net income of $5,159,000 or $0.10 per share (diluted) on revenues of $56,890,000 for the three months ended December 31, 2001. The results for the fourth quarter 2002 were negatively impacted by the primary crusher failure, which resulted in higher operating costs and reduced metal production. The results for the fourth quarter also include a future mining tax provision of $4,500,000. The results for the fourth quarter 2001 include a write-down of $4,636,000 pertaining to old plant and equipment which was removed from service with the commissioning of the new 15,000 tonne per day concentrator in June 2001.

News Release, March 19, 2003         Page 2

Cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, decreased to US$264 per ounce in 2002 compared to US$340 per ounce in 2001. Steady reduction in unit cash costs was achieved in the first half of 2002, with cash costs of US$230 per ounce. However, with the requirement for contract crushing and increased ore rehandling, as a result of the primary crusher failure in September 2002, cash costs increased to US$301 per ounce in the second half of 2002. The Company has purchased a new crusher, which is expected to be in operation by mid-year 2003. In the interim period until the new crusher is operational, the Company will utilize the existing crusher combined with contract crushing as required to provide mill feed. With the resumption of normal crusher operations it is anticipated that further improvements will be made in daily throughput and palladium recovery.

Cash provided by operations (prior to changes in non-cash working capital) was $9,124,000 for the fourth quarter of 2002 and $47,472,000 for the year ended December 31, 2002. This compares with cash provided by operations (prior to changes in non-cash working capital) of $17,795,000 for the fourth quarter 2001 and $34,353,000 for the year ended December 31, 2001. The improvement in cash provided by operations in 2002 resulted in cash and cash equivalents of $11,536,000 at December 31, 2002 and a reduction in the Company's net debt position by $22.9 million during the year.

                                               FOURTH QUARTER                       YEAR ENDED
                                                 DECEMBER 31,                      DECEMBER 31,
                                          (thousands of Canadian Dollars, except per share amounts)
                                             2002          2001               2002            2001
                                             ----          ----               ----            ----
Revenue from Metal Sales                    43,904        56,890            176,773         121,496
Income from Operations                       4,569         9,910             34,329          23,373
Net Income (loss)                           (1,526)        5,159             15,135           7,510
Operating Cash Flow*                         9,124        17,795             47,472          34,353
Net Income (loss) per Share - Diluted        (0.03)         0.10               0.30            0.15
*Prior to changes in non-cash working capital

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Michael P. Amsden - Chairman & Acting CEO
Tel: (416) 360-2653  Fax:  (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel:  (416)360-2650 Fax:  (416) 360-7709

Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mining and milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.

News Release, March 19, 2003         Page 3

                          NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                    (Canadian funds in thousands of dollars)


                                                              December 31
                                                          2002           2001
                                                        --------       --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              $  11,536      $   1,775
Short-term investments                                     5,127          4,999
Concentrate awaiting settlement, net - Note 3             85,312         82,534
Inventories                                                7,414          4,326
Crushed and broken ore stockpiles - Note 4                 9,157         11,666
Future tax asset                                           4,868         10,830
Accounts receivable and other assets                       1,683          2,626
                                                        --------       --------
                                                         125,097        118,756

Mining interests, net                                    260,985        272,831
Mine closure deposit - Note 5                              3,470          2,232
Deferred financing costs                                   2,080          2,870
Crushed and broken ore stockpiles - Note 4                 7,983          7,277
Future tax asset                                          11,218         13,800
                                                        --------       --------
                                                       $ 410,833      $ 417,766
                                                        --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities               $  14,813      $  17,255
Taxes payable                                              1,940          3,539
Current portion of obligations under capital lease         1,127          1,003
Current portion of project term loan                      51,083         33,620
                                                        --------       --------
                                                          68,963         55,417

Provision for mine closure costs                           1,554          1,020
Obligations under capital leases                           1,024          1,053
Project term loan                                         51,083        103,100
Kaiser-Francis credit facility                            18,163          7,964
Future tax liability                                       9,600          5,100
                                                        --------       --------
                                                         150,387        173,654
SHAREHOLDERS' EQUITY
Capital stock - Note 8                                   311,983        310,784
Deficit                                                  (51,537)       (66,672)
                                                        --------       --------
Total shareholders' equity                               260,446        244,112
                                                        --------       --------
                                                       $ 410,833      $ 417,766
                                                        --------       --------

News Release, March 19, 2003         Page 4


                                    NORTH AMERICAN PALLADIUM LTD.
                          CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
            (Canadian funds in thousands of dollars, except share and per share amounts)


                                                                  Year ended December 31
                                                        2002              2001              2000
                                                     -----------       -----------       -----------
REVENUE FROM METAL SALES - Note 9                   $    176,773      $    121,496      $    109,495
Deduct: smelter treatment, refining and freight
  costs                                                  (16,909)          (11,140)           (7,571)
                                                     -----------       -----------       -----------
Net revenue from mining operations                       159,864           110,356           101,924
                                                     -----------       -----------       -----------
OPERATING EXPENSES
Production costs including overhead                      100,599            66,405            22,512
Amortization                                              20,190            11,515             8,147
Write-down of mining interests                                --             4,636             4,965
Administrative expenses                                    4,212             4,112             2,589
Provision for mine closure costs                             534               315               125
                                                     -----------       -----------       -----------
Total operating expenses                                 125,535            86,983            38,338
                                                     -----------       -----------       -----------
INCOME FROM MINING OPERATIONS                             34,329            23,373            63,586
                                                     -----------       -----------       -----------
OTHER INCOME (EXPENSES)
Interest income                                              663             1,560             1,078
Loss on disposal of capital assets                           (99)              (14)             (304)
Interest                                                    (433)             (226)           (1,147)
Interest on long-term debt                                (5,405)           (3,406)           (9,167)
Exploration expense                                         (850)             (927)               --
Foreign exchange gain (loss)                                 792            (6,765)           (6,417)
                                                     -----------       -----------       -----------
Total other income (expenses)                             (5,332)           (9,778)          (15,957)
                                                     -----------       -----------       -----------
INCOME BEFORE INCOME TAXES                                28,997            13,595            47,629
Provision for (recovery of) income taxes                  13,862             6,085           (13,914)
                                                     -----------       -----------       -----------
NET INCOME FOR THE YEAR                                   15,135             7,510            61,543
                                                     -----------       -----------       -----------

Deficit, beginning of year                               (66,672)          (68,815)         (130,358)
Adjustment for change in accounting
  policy                                                      --            (5,367)               --
                                                     -----------       -----------       -----------
Deficit, end of year                                $    (51,537)     $    (66,672)     $    (68,815)
                                                     -----------       -----------       -----------
Net income per share                                $       0.30      $       0.15      $       2.80
                                                     -----------       -----------       -----------
Diluted net income per share                        $       0.30      $       0.15      $       2.00
                                                     -----------       -----------       -----------
Weighted average number of shares
  outstanding - basic                                 50,544,634        50,375,690        20,425,466
                                                     -----------       -----------       -----------
Weighted average number of shares
  outstanding - diluted                               50,593,508        50,543,134        30,761,072
                                                     -----------       -----------       -----------

News Release, March 19, 2003         Page 5


                                    NORTH AMERICAN PALLADIUM LTD.
                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (Canadian funds in thousands of dollars)

                                                               Year ended December 31
                                                        2002           2001           2000
                                                      --------       --------       --------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income for the year                              $  15,135      $   7,510      $  61,543
Operating items not involving cash
  Future income tax expense (recovery)                  13,046          4,428        (15,015)
  Amortization of mining interests                      20,190         11,515          8,147
  Accrued interest on mine closure deposit                 (38)          (102)            --
  Write-down of mining interests                            --          4,636          4,965
  Foreign exchange loss (gain)                          (1,494)         6,037          5,401
  Foreign exchange loss on interest payable                 --             --            331
  Loss on disposal of capital assets                        99             14            304
  Provision for mine closure costs                         534            315            118
                                                      --------       --------       --------
                                                        47,472         34,353         65,794

Changes in non-cash working capital                     (5,369)       (31,410)       (25,999)
                                                      --------       --------       --------
                                                        42,103          2,943         39,795
                                                      --------       --------       --------
FINANCING ACTIVITIES
Mine closure deposit                                    (1,200)        (1,100)          (600)
Advances on palladium settlements                           --             --         (15,946)
Obligations  under  capital leases                      (1,419)        (1,043)          (868)
Deferred financing costs                                    --           (276)        (2,989)
Notes payable - Kaiser-Francis Oil Company              10,372          7,819       (125,462)
Increase in project term loan                               --         78,513         59,039
Repayment of project term loan                         (33,233)        (6,724)            --
Issuance of common shares                                1,199          1,950        222,538
                                                      --------       --------       --------
                                                       (24,281)        79,139        135,712
                                                      --------       --------       --------
INVESTING ACTIVITIES Short-term investments               (128)        35,453        (40,452)
Additions to plant and equipment                        (5,579)      (116,704)      (120,398)
Mining claims, exploration and development costs        (2,867)        (3,590)       (10,539)
Proceeds on disposal of plant and equipment                513             31            228
                                                      --------       --------       --------
                                                        (8,061)       (84,810)      (171,161)
                                                      --------       --------       --------

Increase (decrease) in cash and cash equivalents         9,761         (2,728)         4,346
Cash and cash equivalents, beginning of year             1,775          4,503            157
                                                      --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR               $  11,536      $   1,775      $   4,503
                                                      --------       --------       --------

News Release, March 19, 2003         Page 6

        NOTES TO THE DECEMBER 31, 2002 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)


1) BASIS OF PRESENTATION
These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures will be included in the Company's annual report to shareholders for the year ended December 31, 2002. Accordingly, these consolidated financial statements should be read in conjunction with the audited fiscal financial statements.

2) STOCK-BASED COMPENSATION
Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements.

The Company has elected not to recognize compensation expense when stock options are issued to employees; however, pro forma disclosure of the net income and earnings per share is provided as if these awards were accounted for using the fair value based method. Accordingly, the fair value of the 148,000 options granted in 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 60%, and expected option life of 3 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the option's vesting period, which is 3 years.

The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.

                                                           Year ended
                                                       December 31, 2002
                                                     --------------------
Net income as reported                                  $       15,135
Stock-based compensation expense                                   160
                                                     --------------------
Pro forma net income                                            14,975
                                                     --------------------
Pro forma basic and diluted income per share            $         0.30
                                                     --------------------

The Black-Scholes option-pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the four highly subjective input assumptions can affect the calculated values, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

3) CONCENTRATE AWAITING SETTLEMENT
The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between July and December 2002, including 93,619 ounces of palladium. At December 31, 2001 concentrate awaiting settlement included 78,445 ounces of palladium. Concentrate awaiting settlement was entirely from two domestic customers at December 31, 2002. Revaluations of the net realizable value of concentrate awaiting settlement are

News Release, March 19, 2003         Page 7
included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4) CRUSHED AND BROKEN ORE STOCKPILES
Crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. The amount of stockpiled ore that is not expected to be processed by December 31, 2003 is shown as a long-term asset.

5) MINE CLOSURE PLAN
As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At December 31, 2002, the Company had $3,470 on deposit with the Ministry and has agreed to make monthly deposits of $100.

6) PALLADIUM SALES CONTRACT
The Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005.

7) PALLADIUM AND PLATINUM FORWARD SALES CONTRACTS
To augment the palladium sales contract, the Company had forward sales contracts at December 31, 2002 for 50,400 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2003 production. In addition, the Company had forward sales contracts for 4,496 ounces platinum at US$523 per ounce as a hedge against a portion of its 2003 production.

8) CAPITAL STOCK
As at December 31, 2002, the Company had 50,647,955 common shares issued and outstanding (December 31, 2001 - 50,447,630). At December 31, 2002, the Company had 1,066,939 stock options outstanding at a weighted average exercise price of $11.04, expiring at various dates from March 3, 2005 to June 6, 2010.

9) REVENUE FROM METAL SALES

                                      2002           2001           2000
                                    --------       --------       --------
Palladium                          $ 101,317      $  80,925      $  78,604
Palladium forward contracts           46,033         27,825            --
Adjustments for mark to market        (9,243)        (5,831)        17,194
Other metals                          38,666         18,577         13,697
                                    --------       --------       --------
                                   $ 176,773      $ 121,496      $ 109,495
                                    --------       --------       --------

The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.


News Release, March 19, 2003         Page 8

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               NORTH AMERICAN PALLADIUM LTD.


Date:  April 24, 2003                          By: /s/ Mary Batoff
     -------------------------------              ------------------------------
                                                       Mary Batoff

                                               Title:  Secretary